UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2015

Attached are the registrant’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2015, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on November 9, 2015 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated November 6, 2015, a copy of which was furnished under cover of Form 6-K on November 6, 2015.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: November 9, 2015

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2015	September 30, 2015
ASSETS
Current assets:
Cash and cash equivalents	¥849,174	¥1,011,444
Short-term investments	36,342	32,880
Notes and accounts receivable, trade	2,663,012	2,493,517
Allowance for doubtful accounts (Note 8)	(43,230)	(43,824)
Accounts receivable, other	408,051	401,733
Inventories (Note 2)	390,523	470,447
Prepaid expenses and other current assets	434,023	527,461
Deferred income taxes	219,333	226,120

Total current assets	4,957,228	5,119,778

Property, plant and equipment:
Telecommunications equipment	12,592,070	12,464,063
Telecommunications service lines	15,647,879	15,733,355
Buildings and structures	6,107,299	6,129,674
Machinery, vessels and tools	1,995,879	2,057,513
Land	1,299,072	1,287,424
Construction in progress	404,698	414,748

	38,046,897	38,086,777
Accumulated depreciation	(28,245,427)	(28,470,865)

Net property, plant and equipment	9,801,470	9,615,912

Investments and other assets:
Investments in affiliated companies	542,247	528,395
Marketable securities and other investments	515,580	486,852
Goodwill	1,186,161	1,260,414
Software	1,247,956	1,204,569
Other intangible assets	413,552	428,452
Other assets	1,448,296	1,469,731
Deferred income taxes	589,937	609,459

Total investments and other assets	5,943,729	5,987,872

Total assets	¥20,702,427	¥20,723,562

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2015	September 30, 2015
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥330,423	¥355,765
Current portion of long-term debt	370,279	288,229
Accounts payable, trade	1,579,572	1,148,905
Current portion of obligations under capital leases	20,604	18,569
Accrued payroll	429,440	426,633
Accrued taxes on income	124,861	210,412
Accrued consumption tax	148,168	77,054
Advances received	243,263	297,796
Other	475,078	584,528

Total current liabilities	3,721,688	3,407,891

Long-term liabilities:
Long-term debt (excluding current portion)	3,688,825	3,774,383
Obligations under capital leases (excluding current portion)	34,382	28,454
Liability for employees’ retirement benefits	1,387,962	1,418,939
Accrued liabilities for point programs	108,099	101,531
Deferred income taxes	196,853	205,510
Other	486,536	494,797

Total long-term liabilities	5,902,657	6,023,614

Redeemable noncontrolling interests (Note 3)	28,272	48,030

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,136,697,235 shares at March 31, 2015 and 2,273,394,470 shares at September 30, 2015	937,950	937,950
Additional paid-in capital	2,846,723	2,846,645
Retained earnings (Note 3)	5,126,657	5,409,417
Accumulated other comprehensive income (loss) (Note 3)	268,232	210,166
Treasury stock, at cost (Note 3) — 78,097,606 shares at March 31, 2015 and 175,226,999 shares at September 30, 2015	(497,702)	(582,797)

Total NTT shareholders’ equity	8,681,860	8,821,381

Noncontrolling interests (Note 3)	2,367,950	2,422,646

Total equity	11,049,810	11,244,027

Contingent liabilities (Note 9)

Total liabilities and equity	¥20,702,427	¥20,723,562

	Yen
	March 31, 2015	September 30, 2015
Per share of common stock*:

NTT shareholders’ equity	¥4,100.63	¥4,204.33

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the year ended March 31, 2015 and the six months ended September 30, 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 3 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen, except per share data
	2014	2015
Operating revenues:
Fixed voice related services	¥730,377	¥667,569
Mobile voice related services	446,459	407,732
IP/packet communications services	1,838,370	1,875,303
Sale of telecommunications equipment	485,325	463,798
System integration	1,229,618	1,437,299
Other	643,519	737,257

	5,373,668	5,588,958

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	1,163,625	1,149,106
Cost of equipment sold (excluding items shown separately below)	426,681	431,113
Cost of system integration (excluding items shown separately below)	865,342	1,034,476
Depreciation and amortization	911,104	871,639
Impairment loss	210	3,631
Selling, general and administrative expenses	1,415,782	1,365,529

	4,782,744	4,855,494

Operating income	590,924	733,464

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(22,586)	(22,064)
Interest income	9,126	8,737
Other, net (Note 3)	14,693	(2,718)

	1,233	(16,045)

Income before income taxes and equity in earnings (losses) of affiliated companies	592,157	717,419

Income tax expense (benefit) (Note 3):
Current	193,971	239,266
Deferred	14,526	(11,961)

	208,497	227,305

Income before equity in earnings (losses) of affiliated companies	383,660	490,114
Equity in earnings (losses) of affiliated companies (Note 3)	2,458	7,512

Net income	386,118	497,626

Less — Net income attributable to noncontrolling interests	95,786	120,307

Net income attributable to NTT	¥290,332	¥377,319

Per share of common stock:
Weighted average number of shares outstanding (Shares)	2,219,447,104	2,115,360,234
Net income attributable to NTT (Yen) (Note 1)	¥130.81	¥178.37

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the six months ended September 30, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 3 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2014	2015
Net income	¥386,118	¥497,626
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	9,466	(24,156)
Unrealized gain (loss) on derivative instruments	(289)	(849)
Foreign currency translation adjustments	(35,115)	(32,160)
Pension liability adjustments	(1,095)	1,107

Total other comprehensive income (loss)	(27,033)	(56,058)

Total comprehensive income (loss)	359,085	441,568

Less — Comprehensive income attributable to noncontrolling interests	96,834	112,613

Total comprehensive income (loss) attributable to NTT	¥262,251	¥328,955

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen, except per share data
	2014	2015
Operating revenues:
Fixed voice related services	¥362,864	¥331,193
Mobile voice related services	220,183	214,602
IP/packet communications services	916,087	941,595
Sale of telecommunications equipment	258,015	240,040
System integration	642,231	764,256
Other	334,071	390,815

	2,733,451	2,882,501

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	604,170	593,062
Cost of equipment sold (excluding items shown separately below)	228,130	234,501
Cost of system integration (excluding items shown separately below)	452,204	558,721
Depreciation and amortization	448,554	439,064
Impairment loss	67	3,600
Selling, general and administrative expenses	707,381	678,846

	2,440,506	2,507,794

Operating income	292,945	374,707

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(10,870)	(11,086)
Interest income	4,608	4,372
Other, net (Note 3)	(568)	(17,954)

	(6,830)	(24,668)

Income before income taxes and equity in earnings (losses) of affiliated companies	286,115	350,039

Income tax expense (benefit) (Note 3):
Current	95,559	127,160
Deferred	4,172	(16,449)

	99,731	110,711

Income before equity in earnings (losses) of affiliated companies	186,384	239,328
Equity in earnings (losses) of affiliated companies (Note 3)	3,819	3,201

Net income	190,203	242,529

Less — Net income attributable to noncontrolling interests	48,836	58,383

Net income attributable to NTT	¥141,367	¥184,146

Per share of common stock*:
Weighted average number of shares outstanding	2,219,244,336	2,113,548,297
Net income attributable to NTT	¥63.70	¥87.13

The accompanying notes are an integral part of these financial statements.

*	“Per share of common stock” figures for the three months ended September 30, 2014 and 2015 have been adjusted to reflect the two-for-one stock split carried out on July 1, 2015. See Note 3 (“Equity”) for additional information.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2014	2015
Net income	¥190,203	¥242,529
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	5,752	(22,215)
Unrealized gain (loss) on derivative instruments	(2,144)	(1,251)
Foreign currency translation adjustments	(4,440)	(3,875)
Pension liability adjustments	(107)	600

Total other comprehensive income (loss)	(939)	(26,741)

Total comprehensive income (loss)	189,264	215,788

Less — Comprehensive income attributable to noncontrolling interests	52,266	56,486

Total comprehensive income (loss) attributable to NTT	¥136,998	¥159,302

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2014	2015
Cash flows from operating activities:
Net income	¥386,118	¥497,626
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	911,104	871,639
Impairment losses	210	3,631
Deferred taxes	14,526	(11,961)
Losses on disposals of property, plant and equipment	41,643	32,595
Equity in (earnings) losses of affiliated companies	(2,458)	(7,512)
(Increase) decrease in notes and accounts receivable, trade	173,326	178,611
(Increase) decrease in inventories	10,570	(86,458)
(Increase) decrease in other current assets	(130,223)	(77,437)
Increase (decrease) in accounts payable, trade and accrued payroll	(280,450)	(260,930)
Increase (decrease) in accrued consumption tax	53,511	(71,141)
Increase (decrease) in advances received	(11,751)	53,104
Increase (decrease) in accrued taxes on income	(80,963)	85,711
Increase (decrease) in other current liabilities	12,190	28,703
Increase (decrease) in liability for employees’ retirement benefits	24,218	30,928
Increase (decrease) in other long-term liabilities	12,067	3,330
Other	(32,256)	(1,079)

Net cash provided by operating activities	1,101,382	1,269,360

Cash flows from investing activities:
Payments for property, plant and equipment	(728,862)	(634,850)
Payments for intangibles	(170,172)	(180,705)
Proceeds from sales of property, plant and equipment	16,352	33,159
Payments for purchases of non-current investments	(7,770)	(26,287)
Proceeds from sales and redemptions of non-current investments	14,877	20,845
Acquisitions of subsidiaries, net of cash acquired	(21,064)	(109,540)
Payments for purchases of short-term investments	(45,408)	(13,828)
Proceeds from redemptions of short-term investments	27,089	12,691
Other	(36,191)	(20,959)

Net cash used in investing activities	¥(951,149)	¥(919,474)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX-MONTH PERIOD ENDED SEPTEMBER 30

	Millions of yen
	2014	2015
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥314,962	¥297,062
Payments for settlement of long-term debt	(300,456)	(339,832)
Proceeds from issuance of short-term debt	3,215,770	2,943,685
Payments for settlement of short-term debt	(3,214,599)	(2,919,457)
Dividends paid (Note 3)	(99,904)	(95,274)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(130)	(85,126)
Acquisition of shares of subsidiaries from noncontrolling interests	(8,598)	(4,202)
Other	(44,045)	12,118

Net cash used in financing activities	(137,000)	(191,026)

Effect of exchange rate changes on cash and cash equivalents	(8,244)	1,382

Net increase (decrease) in cash and cash equivalents	4,989	160,242

Cash and cash equivalents at beginning of period	984,463	849,174

Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries (Note 1)	—	2,028

Cash and cash equivalents at end of period	¥989,452	¥1,011,444

Cash paid during the period for:
Interest	¥23,155	¥21,913
Income taxes, net	¥320,667	¥119,307

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and September 30, 2015, the consolidated statements of income and the consolidated statements of comprehensive income for the three and six months ended September 30, 2014 and 2015 and consolidated statements of cash flows for the six months ended September 30, 2014 and 2015 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Change in Fiscal Year End of Certain Subsidiaries

As of April 1, 2015, certain of NTT’s consolidated subsidiaries changed their fiscal year ends from December 31 to March 31, thereby eliminating a three-month discrepancy between their fiscal year ends and NTT’s fiscal year end in NTT’s quarterly consolidated financial statements. The elimination of this discrepancy was applied as a change in accounting policy. NTT did not make any retrospective adjustments to its financial statements as these changes did not have a material impact on the consolidated financial statements for the six months ended September 30, 2014 or the year ended March 31, 2015. As a result of this change, NTT’s retained earnings have increased by ¥700 million, and its accumulated other comprehensive income (loss), noncontrolling interests and redeemable noncontrolling interests have decreased by ¥9,702 million, ¥595 million and ¥419 million, respectively, in each case as of the beginning of the current fiscal year. In addition, the change in cash and cash equivalents resulting from this change in fiscal year end is presented in the consolidated statements of cash flows under “Increase (decrease) in cash and cash equivalents due to change in fiscal year end of consolidated subsidiaries.”

(2) Change in Goodwill Impairment Testing Date

For the six months ended September 30, 2015, NTT changed the goodwill impairment testing date for certain of NTT’s consolidated subsidiaries from September 30 to October 31. NTT concludes this change in accounting policy is preferable, as it more closely aligns the goodwill impairment testing date with NTT’s strategic planning processes and promotes more effective goodwill impairment testing results. The change in testing date does not delay, accelerate or avoid any potential goodwill impairment loss for the consolidated fiscal year ending March 31, 2016. NTT also performed an annual goodwill impairment test on September 30, 2015 prior to the change in the testing date in respect of the fiscal year ending March 31, 2016, and concluded that NTT’s goodwill was not impaired as of that date.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the six months ended September 30, 2014 and 2015, there is no difference between basic EPS and diluted EPS.

In addition, NTT carried out a two-for-one stock split on July 1, 2015. The adjusted figures reflecting the impact of the stock split are included in NTT’s EPS figures for the six and three months ended September 30, 2014 and 2015.

(4) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the six months ended September 30, 2015.

(5) Recently Issued Accounting Standards

Revenue from Contracts with Customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.

On August 12, 2015, the FASB issued ASU 2015-14 “Revenue from Contracts with Customers : Deferral of the Effective Date,” and deferred the effective date of ASU 2014-09 by one year. Consequently, the standard is expected to take effect for NTT Group on April 1, 2018. Early adoption of the standard as of April 1, 2017 would also be permitted.

NTT has not yet selected a transition method and is currently evaluating the effect that the ASU will have on NTT Group’s consolidated financial statements and related disclosures.

2. Inventories:

Inventories at March 31 and September 30, 2015 comprised the following:

	Millions of yen
	March 31, 2015	September 30, 2015

Telecommunications equipment to be sold and materials	¥181,258	¥206,976
Projects in progress	103,351	157,261
Supplies	105,914	106,210

Total	¥390,523	¥470,447

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2015 and for the six months ended September 30, 2015 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2014	1,136,697,235	26,650,807
Acquisition of treasury stock under resolution of the board of directors	—	51,413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	35,570
Resale of treasury stock to holders of less-than-one-unit shares	—	(1,998)
Balance at March 31, 2015	1,136,697,235	78,097,606
Effect of stock split	1,136,697,235	78,104,609
Acquisition of treasury stock under resolution of the board of directors	—	18,996,500
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	31,340
Resale of treasury stock to holders of less-than-one-unit shares	—	(3,056)

Balance at September 30, 2015	2,273,394,470	175,226,999

On May 13, 2014, the board of directors of NTT resolved that NTT would repurchase shares held by untraceable shareholders, as previously announced on September 18, 2013, as treasury stock. Based on this resolution, NTT purchased 413,227 shares of its common stock for ¥2,429 million on May 14, 2014.

On November 7, 2014, the board of directors of NTT resolved that NTT may acquire up to 51 million shares of its outstanding common stock at an amount in total not exceeding ¥350 billion from November 10, 2014 through June 30, 2015. Based on this resolution, NTT repurchased 51 million shares of its common stock for a total purchase price of ¥338,117 million between November 2014 and March 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On May 15, 2015, the board of directors of NTT authorized a two-for-one stock split of its common stock, with a record date of June 30, 2015 and an effective date of July 1, 2015. On July 1, 2015, each share of common stock held by shareholders as of the record date was split into two shares. Per share information for the six and three months ended September 30, 2014 and 2015 as well as for the previous fiscal year reflects the impact of the stock split.

On August 5, 2015, the board of directors of NTT resolved that NTT may acquire up to 21 million shares of its outstanding common stock for an amount in total not exceeding ¥100 billion from August 6, 2015 through October 30, 2015. Based on this resolution, NTT repurchased 21 million shares of its common stock for a total purchase price of ¥93,589 million between August 2015 and October 2015, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 6, 2015, the board of directors resolved that NTT will cancel 177 million shares currently held as treasury stock on November 13, 2015.

Dividends —

(1) Cash dividends paid

Resolution	The shareholders’ meeting on June 26, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥95,274 million
Cash dividends per share	¥90
Record date	March 31, 2015
Date of payment	June 29, 2015

(2) Cash dividends declared

Resolution	The board of directors’ meeting on November 6, 2015
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends declared	¥104,908 million
Cash dividends per share*	¥50
Record date	September 30, 2015
Date of payment	December 7, 2015

*	“Cash dividends per share” figure based on the resolution at the board of directors’ meeting on November 6, 2015 reflects the impact of NTT’s two-for-one stock split of common stock, with an effective date of July 1, 2015.

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥8,511,354	¥2,413,452	¥10,924,806
Dividends paid to NTT Shareholders	(99,904)	—	(99,904)
Dividends paid to noncontrolling interests	—	(49,024)	(49,024)
Acquisition of treasury stock	(2,538)	—	(2,538)
Resale of treasury stock	7	—	7
Other equity transactions	15,562	(27,153)	(11,591)
Net income	290,332	95,559	385,891
Other comprehensive income (loss)	(28,081)	1,462	(26,619)
Unrealized gain (loss) on securities	6,836	2,630	9,466
Unrealized gain (loss) on derivative instruments	(669)	380	(289)
Foreign currency translation adjustments	(33,499)	(1,202)	(34,701)
Pension liability adjustments	(749)	(346)	(1,095)
Balance at September 30, 2014	¥8,686,732	¥2,434,296	¥11,121,028

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥8,681,860	¥2,367,950	¥11,049,810
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	(9,002)	(595)	(9,597)
Balance at March 31, 2015 (as adjusted)	8,672,858	2,367,355	11,040,213
Dividends paid to NTT Shareholders	(95,274)	—	(95,274)
Dividends paid to noncontrolling interests	—	(54,463)	(54,463)
Acquisition of treasury stock	(85,107)	—	(85,107)
Resale of treasury stock	12	—	12
Other equity transactions	(63)	(1,826)	(1,889)
Net income	377,319	119,700	497,019
Other comprehensive income (loss)	(48,364)	(8,120)	(56,484)
Unrealized gain (loss) on securities	(20,847)	(3,309)	(24,156)
Unrealized gain (loss) on derivative instruments	(1,077)	228	(849)
Foreign currency translation adjustments	(27,127)	(5,459)	(32,586)
Pension liability adjustments	687	420	1,107
Balance at September 30, 2015	¥8,821,381	¥2,422,646	¥11,244,027

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the six and three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	9,475	1,444	(31,662)	26	(20,717)
Amounts reclassified from accumulated other comprehensive income	(9)	(1,733)	(3,453)	(1,121)	(6,316)

Other comprehensive income	9,466	(289)	(35,115)	(1,095)	(27,033)

Less — Comprehensive income attributable to noncontrolling interests	2,630	380	(1,616)	(346)	1,048

Balance at September 30, 2014	¥91,547	¥(6,651)	¥87,340	¥(105,351)	¥66,885

	Millions of yen
For the six months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2015	¥134,112	¥(4,809)	¥224,432	¥(85,503)	¥268,232
Adjustments due to change in fiscal year end of consolidated subsidiaries (Note 1)	1	(354)	(9,349)	—	(9,702)
Balance at March 31, 2015 (as adjusted)	134,113	(5,163)	215,083	(85,503)	258,530

Other comprehensive income before reclassification	(23,082)	(562)	(31,897)	23	(55,518)
Amounts reclassified from accumulated other comprehensive income	(1,074)	(287)	(263)	1,084	(540)

Other comprehensive income	(24,156)	(849)	(32,160)	1,107	(56,058)

Less — Comprehensive income attributable to noncontrolling interests	(3,309)	228	(5,033)	420	(7,694)

Balance at September 30, 2015	¥113,266	¥(6,240)	¥187,956	¥(84,816)	¥210,166

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2014	¥86,974	¥(4,781)	¥94,300	¥(105,239)	¥71,254
Other comprehensive income before reclassification	5,754	76	(4,440)	13	1,403
Amounts reclassified from accumulated other comprehensive income	(2)	(2,220)	—	(120)	(2,342)

Other comprehensive income	5,752	(2,144)	(4,440)	(107)	(939)

Less — Comprehensive income attributable to noncontrolling interests	1,179	(274)	2,520	5	3,430

Balance at September 30, 2014	¥91,547	¥(6,651)	¥87,340	¥(105,351)	¥66,885

	Millions of yen
For the three months ended September 30	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at June 30, 2015	¥131,045	¥(4,800)	¥193,986	¥(85,221)	¥235,010
Other comprehensive income before reclassification	(21,969)	(688)	(3,612)	8	(26,261)
Amounts reclassified from accumulated other comprehensive income	(246)	(563)	(263)	592	(480)

Other comprehensive income	(22,215)	(1,251)	(3,875)	600	(26,741)

Less — Comprehensive income attributable to noncontrolling interests	(4,436)	189	2,155	195	(1,897)

Balance at September 30, 2015	¥113,266	¥(6,240)	¥187,956	¥(84,816)	¥210,166

Reclassifications out of accumulated other comprehensive income (loss) for the six and three months ended September 30, 2014 and 2015 are as follows:

For the six months ended September 30	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2014	2015
Unrealized gain (loss) on securities	¥10	¥1,349	Other, net
	(1)	(524)	Income tax benefit (expense)
	—	249	Equity in earnings (losses) of affiliated companies

	¥9	¥1,074	Net income

Unrealized gain (loss) on derivative instruments	¥2,652	¥457	Other, net
	(951)	(144)	Income tax benefit (expense)
	32	(26)	Equity in earnings (losses) of affiliated companies

	¥1,733	¥287	Net income

Foreign currency translation adjustments	¥3,453	¥263	Other, net

	¥3,453	¥263	Net income

Pension liability adjustments	¥1,263	¥(1,412)	*
	(142)	328	Income tax benefit (expense)

	¥1,121	¥(1,084)	Net income

Total	¥6,316	¥540	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

For the three months ended September 30	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2014	2015
Unrealized gain (loss) on securities	¥3	¥362	Other, net
	(1)	(116)	Income tax benefit (expense)

	¥2	¥246	Net income

Unrealized gain (loss) on derivative instruments	¥3,424	¥851	Other, net
	(1,221)	(276)	Income tax benefit (expense)
	17	(12)	Equity in earnings (losses) of affiliated companies

	¥2,220	¥563	Net income

Foreign currency translation adjustments	¥—	¥263	Other, net

	¥—	¥263	Net income

Pension liability adjustments	¥241	¥(632)	*
	(121)	40	Income tax benefit (expense)

	¥120	¥(592)	Net income

Total	¥2,342	¥480	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

Equity transactions with noncontrolling interests —

During the three months ended September 30, 2014, NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of NTT, repurchased a total of 181,530,121 of its shares for an aggregate of ¥307,694 million, 176,991,100 shares of which NTT Group sold back to NTT DOCOMO. Due to NTT DOCOMO’s repurchase transactions, NTT’s ownership interest in NTT DOCOMO decreased from 66.7% to 65.3%. As a result, “Additional paid-in capital” increased by ¥17,520 million in the consolidated balance sheet as of September 30, 2014.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and September 30, 2015 are as follows:

	Millions of yen
	March 31, 2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥227,001	¥227,001	¥—	¥—
Foreign equity securities	158,321	158,321	—	—
Domestic debt securities	29,204	202	28,716	286
Foreign debt securities	40,413	11	40,402	—
Derivatives:
Forward exchange contracts	2,537	—	2,537	—
Interest rate swap agreements	1	—	1	—
Currency swap agreements	76,638	—	76,638	—
Currency option agreements	474	—	474	—

Liabilities
Derivatives:
Forward exchange contracts	753	—	753	—
Interest rate swap agreements	3,327	—	3,327	—
Currency swap agreements	777	—	777	—
Currency option agreements	80	—	80	—
Forward contracts	¥145	¥—	¥145	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	September 30, 2015
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥213,045	¥213,045	¥—	¥—
Foreign equity securities	136,614	136,614	—	—
Domestic debt securities	40,199	203	39,816	180
Foreign debt securities	36,469	10	36,459	—
Derivatives:
Forward exchange contracts	2,847	—	2,847	—
Interest rate swap agreements	57	—	57	—
Currency swap agreements	74,912	—	74,912	—
Currency option agreements	85	—	85	—

Liabilities
Derivatives:
Forward exchange contracts	944	—	944	—
Interest rate swap agreements	3,845	—	3,845	—
Currency swap agreements	5,905	—	5,905	—
Currency option agreements	1,068	—	1,068	—
Forward contracts	¥—	¥—	¥—	¥—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In cases in which fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the six months ended September 30, 2014 and 2015 were immaterial.

5. Segment information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing, and research and development.

Operating revenues:

	Millions of yen
For the six months ended September 30	2014	2015

Operating revenues:
Regional communications business —
External customers	¥1,485,935	¥1,441,150
Intersegment	228,493	239,420

Total	1,714,428	1,680,570

Long distance and international communications business —
External customers	908,300	1,056,567
Intersegment	41,685	40,673

Total	949,985	1,097,240

Mobile communications business —
External customers	2,153,457	2,193,723
Intersegment	19,519	21,305

Total	2,172,976	2,215,028

Data communications business —
External customers	645,410	700,644
Intersegment	50,164	45,069

Total	695,574	745,713

Other —
External customers	180,566	196,874
Intersegment	411,015	370,886

Total	591,581	567,760
Elimination	(750,876)	(717,353)

Consolidated Total	¥5,373,668	¥5,588,958

	Millions of yen
For the three months ended September 30	2014	2015

Operating revenues:
Regional communications business —
External customers	¥750,337	¥723,170
Intersegment	116,581	120,897

Total	866,918	844,067

Long distance and international communications business —
External customers	464,318	558,374
Intersegment	20,791	20,731

Total	485,109	579,105

Mobile communications business —
External customers	1,087,642	1,127,354
Intersegment	10,032	10,810

Total	1,097,674	1,138,164

Data communications business —
External customers	334,610	361,826
Intersegment	25,086	23,652

Total	359,696	385,478

Other —
External customers	96,544	111,777
Intersegment	209,680	188,819

Total	306,224	300,596
Elimination	(382,170)	(364,909)

Consolidated Total	¥2,733,451	¥2,882,501

Segment profit:

	Millions of yen
For the six months ended September 30	2014	2015

Segment profit:
Regional communications business	¥78,268	¥154,611
Long distance and international communications business	56,393	47,600
Mobile communications business	397,797	461,166
Data communications business	27,543	38,185
Other	23,055	27,635

Total segment profit	583,056	729,197
Elimination	7,868	4,267

Consolidated Total	¥590,924	¥733,464

	Millions of yen
For the three months ended September 30	2014	2015

Segment profit:
Regional communications business	¥37,561	¥83,480
Long distance and international communications business	29,958	26,380
Mobile communications business	189,189	226,400
Data communications business	19,361	19,327
Other	13,309	17,320

Total segment profit	289,378	372,907
Elimination	3,567	1,800

Consolidated Total	¥292,945	¥374,707

Transfers between operating segments are made at arms-length prices. Operating income is operating revenues less costs and operating expenses.

There were no operating revenues from transactions with a single external customer amounting to 10% or more of NTT Group’s revenues for the six months ended September 30, 2014 and 2015.

6. Research and development expenses:

Research and development expenses are charged to income as incurred, and such amounts charged to income for the six months ended September 30, 2014 and 2015 were ¥111,538 million and ¥100,300 million, respectively. Such amounts charged to income for the three months ended September 30, 2014 and 2015 were ¥57,713 million and ¥50,784 million, respectively.

7. Financial instruments:

Fair Value Hedge —

There were no derivatives designated as fair value hedges as of March 31 and September 30, 2015.

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the six months ended September 30, 2014 and 2015 are as follows:

Millions of yen
For the six months ended September 30, 2014
Consolidated statements of income item	Change in the fair value of the derivatives	Change in the fair value of the hedged items
Other, net	¥5	¥(5)

Millions of yen
For the six months ended September 30, 2015
Consolidated statements of income item	Change in the fair value of the derivatives	Change in the fair value of the hedged items
Other, net	¥—	¥—

Changes in the fair value of the derivatives designated as fair value hedges and the hedged items recorded in the consolidated statements of income for the three months ended September 30, 2014 and 2015 are as follows:

Millions of yen
For the three months ended September 30, 2014
Consolidated statements of income item	Change in the fair value of the derivatives	Change in the fair value of the hedged items
Other, net	¥3	¥(3)

Millions of yen
For the three months ended September 30, 2015
Consolidated statements of income item	Change in the fair value of the derivatives	Change in the fair value of the hedged items
Other, net	¥—	¥—

The amount of ineffectiveness of these fair value hedges, which were reflected in net income, was not material for the six months ended September 30, 2014 and 2015. In addition, there was no amount excluded from the assessment of the effectiveness of fair value hedges.

Cash Flow Hedge —

The notional principal amounts of the derivatives designated as cash flow hedges at March 31 and September 30, 2015 are as follows:

	Millions of yen
	March 31, 2015	September 30, 2015
Forward exchange contracts	¥20,022	¥25,245
Interest rate swap agreements	138,912	160,986
Currency swap agreements	209,968	294,136
Currency option agreements	¥—	¥514

Changes in the fair value of derivatives designated as cash flow hedges recorded in other comprehensive income (loss) for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
For the six months ended September 30	2014	2015
Forward exchange contracts	¥(1,411)	¥(266)
Interest rate swap agreements	(245)	(737)
Currency swap agreements	(383)	(1,633)
Currency option agreements	—	(10)

Total	¥(2,039)	¥(2,646)

Changes in the fair value of derivatives designated as cash flow hedges recorded in other comprehensive income (loss) for the three months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
For the three months ended September 30	2014	2015
Forward exchange contracts	¥(1,848)	¥544
Interest rate swap agreements	(178)	(1,337)
Currency swap agreements	(4,081)	(1,213)
Currency option agreements	—	(25)

Total	¥(6,107)	¥(2,031)

Cash flow hedges were effective for the six months ended September 30, 2014 and 2015, and the amount of ineffectiveness and the amount excluded from the assessment of the effectiveness of cash flow hedges were not material.

Derivatives not designated as hedging instruments —

NTT Group has forward exchange contracts, currency swap agreements, interest rate swap agreements, currency option agreements and forward contracts to hedge market risks such as interest rate changes and foreign currency fluctuations. Some of these derivative financial instruments are not designated as hedging instruments. The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and September 30, 2015 are as follows:

	Millions of yen
	March 31, 2015	September 30, 2015
Forward exchange contracts	¥64,466	¥101,657
Interest rate swap agreements	271,471	275,913
Currency swap agreements	—	49,143
Currency option agreements	48,740	70,991
Forward contracts	¥3,499	¥—

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the six months ended September 30, 2014 and 2015 are as follows:

	Consolidated statements of income item	Millions of yen
For the six months ended September 30		2014	2015
Forward exchange contracts	Other, net	¥(403)	¥8,334
Interest rate swap agreements	Other, net	(394)	274
Currency swap agreements	Other, net	(1,457)	(1,300)
Currency option agreements	Other, net	531	(1,194)
Forward contracts	Other, net	—	145

Total		¥(1,723)	¥6,259

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended September 30, 2014 and 2015 are as follows:

	Consolidated statements of income item	Millions of yen
For the three months ended September 30		2014	2015
Forward exchange contracts	Other, net	(138)	¥935
Interest rate swap agreements	Other, net	110	99
Currency swap agreements	Other, net	—	(1,300)
Currency option agreements	Other, net	391	(969)

Total		¥363	¥(1,235)

The fair value of derivative instruments and the amounts of such derivative instruments recorded in the consolidated balance sheets at March 31 and September 30, 2015 are as follows. The fair value of derivative instruments is measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
Assets	March 31, 2015	September 30, 2015
Derivatives designated as hedging instruments:

Forward exchange contracts
Prepaid expenses and other current assets	¥1,437	¥1,187
Other assets	219	284
Currency swap agreements
Other assets	76,638	74,912
Currency option agreements
Prepaid expenses and other current assets	—	10

Subtotal	78,294	76,393

Derivatives not designated as hedging instruments:

Forward exchange contracts
Prepaid expenses and other current assets	879	1,326
Other assets	2	50
Interest rate swap agreements
Prepaid expenses and other current assets	0	0
Other assets	1	56
Currency option agreements
Other assets	474	75

Subtotal	1,356	1,507

Total	¥79,650	¥77,900

	Millions of yen
Liabilities	March 31, 2015	September 30, 2015
Derivatives designated as hedging instruments:

Forward exchange contracts
Other (Current liabilities)	¥1	¥59
Interest rate swap agreements
Other (Current liabilities)	125	60
Other (Long-term liabilities)	2,795	3,596
Currency swap agreements
Other (Long-term liabilities)	777	4,605

Subtotal	3,698	8,320

Derivatives not designated as hedging instruments:

Forward exchange contracts
Other (Current liabilities)	469	644
Other (Long-term liabilities)	284	241
Interest rate swap agreements
Other (Current liabilities)	211	123
Other (Long-term liabilities)	196	66
Currency swap agreements
Other (Long-term liabilities)	—	1,300
Currency option agreements
Other (Long-term liabilities)	80	1,068
Forward contracts
Other (Current liabilities)	145	—

Subtotal	1,385	3,442

Total	¥5,083	¥11,762

8. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on an analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the six months ended September 30, 2014 and 2015, and the changes in doubtful accounts for the six months ended September 30, 2014 and 2015 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	1,396	(127)	(876)	3,822	464	4,679
Charge off	(153)	(643)	(796)	(1,905)	—	(3,497)
Recovery	4	44	—	2	—	50
Balance at September 30, 2014	5,935	7,605	3,328	4,909	4,469	26,246
Collectively evaluated for impairment	5,716	2,977	889	4,909	1	14,492
Individually evaluated for impairment	219	4,628	2,439	—	4,468	11,754

Financing receivables:
Balance at September 30, 2014	887,678	354,868	91,604	275,586	4,669	1,614,405
Collectively evaluated for impairment	887,441	349,831	86,530	275,586	126	1,599,514
Individually evaluated for impairment	¥237	¥5,037	¥5,074	¥—	¥4,543	¥14,891

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2015	¥5,658	¥6,210	¥961	¥6,920	¥4,688	¥24,437
Provision	(430)	168	214	7,876	(263)	7,565
Charge off	(77)	(1,012)	(253)	(5,818)	—	(7,160)
Recovery	2	27	—	1	—	30
Balance at September 30, 2015	5,153	5,393	922	8,979	4,425	24,872
Collectively evaluated for impairment	4,966	2,112	347	8,979	1	16,405
Individually evaluated for impairment	187	3,281	575	—	4,424	8,467

Financing receivables:
Balance at September 30, 2015	981,572	384,914	78,378	305,444	4,892	1,755,200
Collectively evaluated for impairment	981,293	381,170	77,148	305,444	388	1,745,443
Individually evaluated for impairment	¥279	¥3,744	¥1,230	¥—	¥4,504	¥9,757

9. Contingent liabilities:

Contingent liabilities at September 30, 2015 composed of loan guarantees and other contingencies amounted to ¥75,923 million.

As of September 30, 2015, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

10. Business combinations:

Lux e-shelter 1 S.a.r.l. (“e-shelter”)

On June 22, 2015, NTT Communications, a subsidiary of NTT, acquired 86.7% of the outstanding shares of German data center services provider e-shelter for ¥98,113 million. The acquisition is intended to strengthen NTT’s ability to provide global seamless ICT solutions in response to the demand for cloud and data center services in Europe. While NTT’s calculation of the financial impact of the assets acquired and liabilities assumed as of the acquisition date remains ongoing, as the accounting treatment has not yet been completed, NTT has tentatively recorded ¥117,308 million of assets and ¥77,277 million of liabilities, respectively, in the consolidated balance sheets.

11. Subsequent events:

For information on NTT’s repurchase of its common stock and the resolution regarding the cancellation of its treasury stock, see note 3.